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CONTACT:   Michael P. Hawks                    (NYSE-BMC)
           (612) 851-6030                FOR IMMEDIATE RELEASE


             BMC INDUSTRIES ADDS HARRY HAMMERLY TO ITS BOARD

November 2, 1995 -- Minneapolis, MN -- BMC Industries, Inc. today announced the addition of Harry A. Hammerly to BMC's Board of Directors, effective November 8, 1995. Mr. Hammerly has had a distinguished career with Minnesota Mining and Manufacturing (3M) extending over 40 years, the last five years of which he served on the Company's Board of Directors. Mr. Hammerly's most recent position with 3M, from which he retired in July of this year, was Executive Vice President, International Operations. Mr. Hammerly served in a number of other senior staff and operating positions at 3M, including Vice President, Finance. Mr. Hammerly continues to serve not only on 3M's Board of Directors but also on the Boards of Apogee Enterprises, Inc., Cincinnati Milacron, Inc. and The Geon Company.

Paul B. Burke, BMC's Chairman, President and Chief Executive Officer, stated "We are delighted that Harry Hammerly has agreed to serve on BMC's Board of Directors. Harry brings to the BMC Board a vast array of experience in international operations, finance and new business development. He also brings an insider's perspective on 3M's well respected approach to the
business process.   As BMC continues on the path of growth and expansion, we
will benefit greatly from Harry's talents and experience."

BMC is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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